UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Projects 1,500 New Deliveries of 70 to 130-Seat Jets in Asia Pacific over the Next 20 Years

Singapore, February 12, 2013 – Embraer Commercial Aviation forecasts that airlines in Asia Pacific, including China, will take delivery of 1,500 new jets in the 70 to 130-seat segment over the next 20 years (valued at US$70 billion at list prices), representing nearly 20% of the worldwide demand for the segment in the period.

Of the region’s new deliveries, 65% are expected to support market growth while 35% will replace ageing aircraft being retired. The Asia Pacific market will become more affluent, competitive and liberal, further stimulating airlines to seek system efficiencies, brand differentiation and improved service levels. In this context, the 70 to 130-seat jet segment will play a key role to support the intra-regional development in Asia Pacific.

“Passenger traffic in the Asia Pacific region is mostly composed by secondary markets with low and medium demand densities of up to 300 passengers daily each way. Some 60% of those markets are not served nonstop, and around half of all markets served do not allow for same day return travel,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “Embraer E-Jets provide the capability to develop a better traffic feed system and greater network connectivity, as well as improving the quality of services on existing markets where there is not enough demand to support larger single aisle aircraft operations.”

The region’s economic growth has altered its socio-demographic context, with an increased urban middle class with more discretionary spending and therefore higher propensity to air travel. A positive economic outlook and intra-regional liberalization will drive air transport demand in Asia Pacific to increase 6% annually by 2032, led mainly by China and India. The region will become the world’s largest market accounting for 34% of total revenue passenger kilometers.

As the Low Cost Carrier (LCC) model matures in the region, airlines now have further incentives to search for new opportunities to sustain growth by complementing their narrow-body operations with smaller capacity jets in point-to-point mid density markets, as well as in hub and spoke operations. Proven in service, the E-Jets can play an integral part in the LCC and Mainline Carrier networks by providing the benefit of significantly lower trip costs and competitive seat-mile costs.

In addition, 40% of intra-regional turboprop capacity is offered on routes longer than 450 kilometers which are better suited to E-Jets operations due to its higher network productivity, better operating economics and superior passenger appeal.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

The E-Jets family has logged more than 1,400 orders and over 1,000 deliveries to date and are in service with some 65 customers from 45 countries. On the 70 to 130-seat segment Embraer has a global market share of 51% of orders and 62% of deliveries since 2004. In Asia Pacific, Embraer has more than 80% market share in its segment with nearly 150 E-Jets delivered to 10 operators from six countries in the region.

About Embraer Commercial Aviation

Embraer continues to improve the E-Jets family to help airlines to become more efficient. The Company is currently implementing a series of enhancements to the E175, including new wingtips, systems optimization, and aerodynamic refinements that will lower fuel burn by up to 5%. Longer maintenance intervals and component improvements will increase aircraft productivity and lower maintenance costs.

With the E-Jet E2s, Embraer Commercial Aviation demonstrates the company’s commitment to continuous improvement into its line of commercial jets. The three new airplanes (E175-E2, E190-E2, and E195-E2) have geared turbofan engines from Pratt & Whitney, new aerodynamically advanced wings, full fly-by-wire flight controls, and advancements in other systems that will deliver double-digit improvements in fuel burn, maintenance costs, emissions, and external noise compared to current-generation E-Jets. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020.

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Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer